Exhibit 1

Magnus Montan appointed new CEO of SEK

SEK’s Board of Directors has appointed Magnus Montan as new CEO of the Swedish Export Credit Corporation (SEK). He has previously worked as Nordic Head of Business Banking at Nordea and has held several international senior management roles at HSBC. Magnus Montan will take up his position on July 16, 2021 when he succeeds Catrin Fransson.

Magnus Montan has a long experience of international and Nordic banking at Nordea and HSBC with focus on corporate banking and business development. Previously, he was the Nordic Head of Business Banking at Nordea with responsibility for a workforce of some 2,500 employees and a customer portfolio of more than 500,000 corporate customers. Magnus has also held several senior management roles at HSBC, including Regional Head of Global Trade & Receivables Finance in Latin America, Head of International Business in China, and Head of International Business Strategy in Asia. Magnus Montan holds a Bachelor’s degree in Economics from London School of Economics. He is a Board Member of Nordea Hypotek and Majblommans Riksförbund, a nonprofit national organization with the mission to decrease the impact of child poverty in Sweden.

“We were looking for someone with a strong business focus and an extensive experience in the financial sector, who can continue to strengthen Swedish export companies. Magnus is a strong and experienced manager with a proven ability to engage and inspire people and in developing and transforming businesses.”

LARS LINDER-ARONSON, CHAIRMAN OF SEK’S BOARD OF DIRECTORS

A large part of Magnus Montan’s career has been in international businesses and he has a unique experience of having worked and lived in many of Sweden’s most important export markets in Asia, Latin America, Europe and the Nordic countries.

“SEK’s clear mission to strengthen the Swedish export industry is important and contributes to employment and growth. With the company’s strong reputation and competent employees, I look forward to contribute to the continued success of the Swedish export industry and to make SEK’s products available for more Swedish companies. An important part of the work will be to support Swedish companies’ with their climate transition investments, not only in order to reduce their impact on the climate, but also to strengthen their international competitiveness.”

MAGNUS MONTAN, NEW CEO

Magnus Montan will take on his position as CEO on July 16, 2021. Until the date of accession, Catrin Fransson will continue in her current role as CEO.

Press contact

Catharina Henriksson, Head of Press and Public Affairs

+46 76-677 59 09

catharina.henriksson@sek.se

About SEK

SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. SEK finances Swedish exporters and buyers of Swedish products and services. The business focus is on large and medium-sized companies. SEK provides long term funding and the loans can be disbursed in different currencies.